EXHIBIT A

                             INAMED CORPORATION
                               700 Ward Drive
                      Santa Barbara, California 93111


April 2, 1999

Warrant Holder:

Warrant to Purchase:

Aggregate Exercise Price for
warrant shares @ $5.50 per share:

          Reference is made to the Exchange Warrants, dated November 5, 1998, to purchase shares of common stock, $.01 par value, of INAMED Corporation (the "Company") expiring September 1, 2002 (the "Exchange Warrants"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Exchange Warrants.

          As you are aware, on March 3, 1999, the statutory 30-day period for filing appeals from the final order approving the mandatory class settlement of the Company's breast implant litigation expired. No notices of appeal were filed with the Federal District Court during that period. Accordingly, under the terms of the settlement agreement between the Company and the Plaintiffs' Settlement Class Counsel, the Company is currently required, among other things, to repay the $25.5 million promissory note that was previously issued to the court-supervised escrow agent for the benefit of the plaintiff class. The Company intends to finance a portion of the settlement through the exercise of outstanding Exchange Warrants. To the extent additional proceeds are realized by the Company in excess of amounts required to fund the litigation settlement, the Company, in its sole discretion, may redeem a portion of the Company's 11% Senior Subordinated Notes due September 1, 2000 pursuant to the terms thereof.

          In order to induce holders of the Exchange Warrants to exercise their Exchange Warrants, the Company has determined to offer those holders who exercise all or a portion of their Exchange Warrants during the period beginning April 2, 1999 and ending April 30, 1999 (the "Exercise Period") an exercise fee of $0.70 (the "Fee") per share of Common Stock purchased through the exercise of the Exchange Warrants. Accordingly, during the Exercise Period the Exchange Warrants may be exercised by the holders thereof for a Warrant Price of $5.50 per share by following the procedures for exercise set forth in Section 2 of the Exchange Warrants, including the surrender of your Warrant Certificates with a duly signed Subscription Form, and payment of the Warrant Price, prior to the end of the Exercise Period. Following the completion of the Exercise Period, all holders of Exchange Warrants who exercised all or a portion of such Exchange Warrants during the Exercise Period shall promptly receive the applicable Fee. All Exchange Warrants not exercised during the Exercise Period will continue to be exercisable at the Warrant Price as set forth in the Exchange Warrants, which at the present time is $5.50 per share, following the Exercise Period, without a Fee.

          For your convenience, the Company has attached a Subscription Form. If you wish to exercise your Exchange Warrants, you must complete the attached Subscription Form and return it, along with the original Exchange Warrants to be exercised, payment for the exercise price and the attached Representation Certificate, to the Company at the address written above prior to the end of the Exercise Period. For your information, we have enclosed the Company's 1998 Annual Report on Form 10-K.

          If you have any questions, please do not hesitate to contact the undersigned at (212) 626-6800 or Adam Finerman, of Olshan Grundman Frome Rosenzweig & Wolosky LLP at (212) 451-2289.

                                             Very truly yours,


                                             /s/ Ilan K. Reich
                                             ---------------------------
                                             Ilan K. Reich
                                             President